Mail Stop 3561
                                                               July 9, 2018


    James L. Robo
    Chief Executive Officer
    NextEra Energy Partners, L.P.
    700 Universe Boulevard
    Juno Beach, FL 33408-0420


            Re:    NextEra Energy Partners, L.P.
                   Registration Statement on Form S-3
                   Filed July 3, 2018
                   File No. 333-226066

    Dear Mr. Robo:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 with any questions.


                                                               Sincerely,

                                                               /s/ Mara L.
Ransom

                                                               Mara Ransom
                                                               Assistant
Director
                                                               Office of
Consumer Products